To Whom It May Concern:

Thank you for your review of our UGODS, Inc. SB-2 filing with the Securities and Exchange Commission. We have reviewed the questions that have been expressed and an outline of our answers addressing those questions is found below.

Question #1

In the 'Experts' section of our prospectus we stated that our financials were audited by Mike J. Moore of Raben and Associates. However, our audits were done by Mike J. Moore of Moore and Associates, Chartered. This oversight was completely our fault and the result of our contact information not being updated properly. This has now been updated in our SB-2 filing.

Question #2

In our SB-2 we did not file a current consent of the independent accountants to reference their firm under the caption 'Experts' and to reference their audit dated December 5th, 2005. We have procured a "Consent of Independent Registered Public Accounting Firm" from Moore and Associates, Chartered and that has now been included in our SB-2 filing as exhibit #8.

Question #3

In our SB-2 we did not file a legality opinion and consent of attorney. Since then, we have secured such a letter from Edward T. Block and it is now included in our SB-2 as exhibit #9.